

February 25, 2015

<u>Via E- Mail</u>
Mr. George Putnam
Principal Executive Officer
Scandium International Mining Corporation
1430 Greg Street, Suite 501
Sparks, NV 89431

      Re: Scandium International Mining Corporation
              Form 10-K for Fiscal Year Ended December 31, 2013
              Filed March 25, 2014
              File No. 000-54416

Dear Mr. Putnam:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                    Sincerely,

                    /s/ John Reynolds

                    John Reynolds
                    Assistant Director